November 1, 2012

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE», «ZIP»

Re: WNC Housing Tax Credit Fund III, L.P. (the “Partnership”) – Property Disposition Notice

Dear «ATTENTION»,

You may recall that the Partnership proposed a Plan of Liquidation pursuant to a consent solicitation statement dated December 2, 2010. The Plan of Liquidation was approved on January 19, 2011. Pursuant to the Plan we have directed our efforts to liquidate the remaining properties. Since our last property disposition notice to you, the Partnership has sold its interests in nine local limited partnerships. The appraisal of each apartment complex, conducted with any applicable restrictions taken into consideration, indicated no remaining equity in seven of the apartment complexes. Accordingly, each of those transfers was made for consideration intended (at a minimum) to be sufficient to pay for the Partnership’s closing costs. Two appraisals indicated equity and those transfers were made for greater consideration.

Each apartment complex stayed with the local limited partnership owning it subject to its mortgage indebtedness.

The schedule comprising Attachment No. 1 hereto includes each property’s appraised value as of the date set forth, and each property’s loan balance as of December 31, 2011. The table also includes the type of transaction (asset or limited partnership interest sale) and the date each transaction took place.

We would like to remind you of the investment benefits you have received from the Partnership. The average Limited Partner investing in the Partnership during its initial offering has received federal tax credits of approximately 162 % of the amount invested. In addition, each Limited Partner has been allocated losses, which are classified as passive losses for most Limited Partners.

The Partnership continues to own an interest in one other apartment complex and is seeking to dispose of it and thereafter terminate its operations. Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sale of these interests will result in gross taxable income to Limited Partners which will be reflected in your 2012 K1, expected to be delivered to you approximately February or March 2013. Accordingly each Limited Partner is encouraged to consult his, her or its own tax advisor as to the specific tax consequences as a result of the sales.

If you have any questions please contact Investor Services by phone or email at investorservices@wncinc.com

Best regards,
/s/ Denim Mercado
Denim Mercado
Investor Services Manager

cc: Registered Representative

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com

Attachment No. 1	B	C	D	E	F	G
Local Limited Partnership	Mortgage Debt at 12/31/11	Appraised Value	Date of Appraisal	Date of Sale	Type of Transaction	Sale Consideration

Brownfield Seniors Community, Ltd.	$ 652,456.00	$ 345,000.00	6/21/2012	8/24/2012	LP Interest Sale	$ 9,375.00
HOI Limited Partnership of Benson	$ 887,958.00	$ 980,000.00	6/28/2012	8/31/2012	LP Interest Sale	$ 92,000.00
HOI Limited Partnership of Dallas	$1,529,012.00	$1,410,000.00	6/20/2012	8/31/2012	LP Interest Sale	$ 26,953.00
HOI Limited Partnership of Dunn	$ 724,493.00	$ 610,000.00	6/28/2012	8/31/2012	LP Interest Sale	$ 26,953.00
HOI Limited Partnership of Kings Mountain	$1,090,568.00	$ 925,000.00	6/20/2012	8/31/2012	LP Interest Sale	$ 26,953.00
HOI Limited Partnership of Lee	$1,739,173.00	$1,640,000.00	6/28/2012	8/31/2012	LP Interest Sale	$ 26,953.00
HOI Limited Partnership of Sanford	$1,610,041.00	$1,155,000.00	6/28/2012	8/31/2012	LP Interest Sale	$ 26,953.00
HOI Limited Partnership of Selma	$ 837,619.00	$ 940,000.00	6/28/2012	8/31/2012	LP Interest Sale	$ 102,000.00
Buffalo Apartments, Ltd.	$ 362,115.00	$ 430,000.00	12/14/2010	8/31/2012	LP Interest Sale	$ 67,000.00